SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: November 1, 2016

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Second Quarter Ended September 30, 2016

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075 Japan

No. 16-107E
November 1, 2016

Consolidated Financial Results for the Second Quarter Ended September 30, 2016

Tokyo, November 1, 2016 -- Sony Corporation today announced its consolidated financial results for the second quarter ended September 30, 2016 (July 1, 2016 to September 30, 2016).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Second Quarter ended September 30
	2015	2016	Change in yen	2016*
Sales and operating revenue	¥1,892.7	¥1,688.9	–10.8%	$16,722
Operating income	88.0	45.7	–48.0	453
Income before income taxes	72.2	40.5	–43.9	401
Net income attributable to Sony Corporation’s stockholders	33.6	4.8	–85.6	48
Net income attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥26.64	¥3.84	–85.6	$0.04
- Diluted	26.10	3.76	–85.6	0.04

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 101 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of September 30, 2016.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

The average foreign exchange rates during the quarters ended September 30, 2015 and 2016 are presented below.

	Second Quarter ended September 30
	2015	2016	Change
The average rate of yen
1 U.S. dollar	¥122.2	¥102.4	19.3%	（yen appreciation）
1 Euro	135.9	114.3	19.0	（yen appreciation）

Consolidated Results for the Second Quarter Ended September 30, 2016

Sales and operating revenue (“Sales”) decreased by 10.8% compared to the same quarter of the previous fiscal year (“year-on-year”) to 1,688.9 billion yen (16,722 million U.S. dollars).  This decrease was mainly due to the impact of foreign exchange rates.  On a constant currency basis, sales were essentially flat year-on-year, due to a decrease in Mobile Communications (“MC”) segment sales reflecting a significant decrease in smartphone unit sales, substantially offset by an increase in revenues in the Financial Services segment due to an improvement in investment performance in the separate account at Sony Life Insurance Co., Ltd. (“Sony Life”), as well as an increase in sales in the Pictures segment.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Notes on page 10.

Operating income decreased 42.3 billion yen year-on-year to 45.7 billion yen (453 million U.S. dollars).  This significant decrease was mainly due to the deterioration of operating results in the Semiconductors and Components segments, partially offset by improvements in the Pictures and MC segments.

Operating income in the current quarter includes a 32.8 billion yen (325 million U.S. dollars) impairment charge related to the planned transfer of the battery business recorded in the Components segment.  In addition, 1.2 billion yen (11 million U.S. dollars) of net charges from the earthquakes in the Kumamoto region in 2016 (the “2016 Kumamoto Earthquakes”) were recorded in the Semiconductors segment.  The charges from the earthquakes include 7.2 billion yen (71 million U.S. dollars) of repair costs for certain fixed assets and a loss on disposal of inventories that were directly damaged (the “Physical Damage”), as well as 1.2 billion yen (11 million U.S. dollars) of idle facility costs at manufacturing sites and other costs.  The entire amount of the Physical Damage was offset by the recognition of probable insurance recoveries.

During the current quarter, restructuring charges, net, increased 27.0 billion yen year-on-year to 32.6 billion yen (322 million U.S. dollars) primarily due to the above-mentioned impairment charge related to the planned transfer of the battery business.  This amount is recorded as an operating expense included in the above-mentioned operating income.

Equity in net income of affiliated companies, recorded within operating income, increased 0.2 billion yen year-on-year to 1.1 billion yen (11 million U.S. dollars).

The net effect of other income and expenses improved 10.6 billion yen year-on-year to an expense of 5.2 billion yen (52 million U.S. dollars), primarily due to a year-on-year decrease in net foreign exchange loss.

Income before income taxes decreased 31.7 billion yen year-on-year to 40.5 billion yen (401 million U.S. dollars).

During the current quarter, Sony recorded 23.5 billion yen (232 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 58.0% which exceeded the effective tax rate of 33.1% in the same quarter of the previous fiscal year.  This higher effective tax rate was mainly due to the fact that Sony Corporation and its national tax filing group in Japan, which has established valuation allowances for deferred tax assets, recorded losses during the current quarter versus profits in the same quarter of the previous fiscal year.

Net income attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, decreased 28.7 billion yen year-on-year to 4.8 billion yen (48 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Communications (MC)

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥279.2	¥168.8	–39.6%	$1,671
Operating income (loss)	(20.6)	3.7	–	37

Sales decreased 39.6% year-on-year (a 34% decrease on a constant currency basis) to 168.8 billion yen (1,671 million U.S. dollars).  This significant decrease was mainly due to a reduction in mid-range smartphone unit sales, as well as a reduction in smartphone unit sales in unprofitable regions where downsizing measures were implemented during the previous fiscal year, partially offset by an improvement in the product mix of smartphones as a result of a concentration on high value-added models.

Operating income of 3.7 billion yen (37 million U.S. dollars) was recorded, compared to an operating loss of 20.6 billion yen recorded in the same quarter of the previous fiscal year.  Despite the effect of the above-mentioned decrease in sales, profitability improved significantly due to cost reductions, mainly resulting from the benefit of restructuring initiatives, an improvement in product mix, the positive impact of foreign exchange rates and a decrease in restructuring charges.  During the current quarter, there was a 5.4 billion yen positive impact from foreign exchange rate fluctuations (net of the impact of foreign exchange hedging).

Game & Network Services (G&NS)

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥360.7	¥319.9	–11.3%	$3,167
Operating income	23.9	19.0	–20.6	188

The G&NS segment includes the Hardware, Network, and Other categories.  Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices.

Sales decreased 11.3% year-on-year (a 2% increase on a constant currency basis) to 319.9 billion yen (3,167 million U.S. dollars).  This significant decrease was primarily due to the impact of foreign exchange rates and the impact of a price reduction for PlayStation®4 (“PS4”) hardware, partially offset by an increase in PS4 software sales including sales through the network.

Operating income decreased 4.9 billion yen year-on-year to 19.0 billion yen (188 million U.S. dollars).  This decrease was primarily due to the effects of the price reduction for PS4 hardware as well as a decrease in PlayStation®3 software sales, partially offset by PS4 hardware cost reductions and the above-mentioned increase in PS4 software sales.  During the current quarter, there was a 0.9 billion yen negative impact from foreign exchange rate fluctuations.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥180.9	¥135.4	–25.2%	$1,340
Operating income	23.1	14.9	–35.7	147

The IP&S segment includes the Still and Video Cameras as well as Other categories.  Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the IP&S segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

Sales decreased 25.2% year-on-year (a 14% decrease on a constant currency basis) to 135.4 billion yen (1,340 million U.S. dollars).  This significant decrease in sales was mainly due to lower sales of Still and Video Cameras, primarily reflecting a contraction of the market and the difficulty of procuring components due to the 2016 Kumamoto Earthquakes, as well as the impact of foreign exchange rates, partially offset by an improvement in the product mix of Still and Video Cameras, reflecting a shift to high value-added models.

Operating income decreased 8.2 billion yen year-on-year to 14.9 billion yen (147 million U.S. dollars).  This significant decrease was mainly due to the impact of the above-mentioned decrease in sales and the negative impact of foreign exchange rates, partially offset by such factors as the above-mentioned improvement in product mix and a reduction of fixed costs.  During the current quarter, there was a 9.5 billion yen negative impact from foreign exchange rate fluctuations.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥289.1	¥234.9	–18.7%	$2,326
Operating income	15.8	17.6	+11.4	174

The HE&S segment includes the Televisions as well as Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices.

Sales decreased 18.7% year-on-year (a 5% decrease on a constant currency basis) to 234.9 billion yen (2,326 million U.S. dollars).  This was primarily due to the impact of foreign exchange rates and a decrease in home audio and video unit sales reflecting a contraction of the market.

Operating income increased 1.8 billion yen year-on-year to 17.6 billion yen (174 million U.S. dollars).  This increase was primarily due to an improvement in product mix reflecting a shift to high value-added models and cost reductions, partially offset by the negative impact of foreign exchange rates as well as the above-mentioned decrease in sales.  During the current quarter, there was a 6.0 billion yen negative impact from foreign exchange rate fluctuations.

Semiconductors

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥203.9	¥193.7	–5.0%	$1,918
Operating income (loss)	34.1	(4.2)	–	(41)

The Semiconductors segment includes image sensors and camera modules.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the former Devices segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

Sales decreased 5.0% year-on-year (a 12% increase on a constant currency basis) to 193.7 billion yen (1,918 million U.S. dollars).  This decrease was primarily due to a decrease in sales of image sensors, reflecting the impact of foreign exchange rates, partially offset by an increase in the unit sales of image sensors for mobile products.  Sales to external customers increased 1.1% year-on-year.

Operating loss of 4.2 billion yen (41 million U.S. dollars) was recorded, compared to operating income of 34.1 billion yen recorded in the same quarter of the previous fiscal year.  This significant deterioration was primarily due to the negative impact of foreign exchange rates and 9.4 billion yen (93 million U.S. dollars) in inventory write-downs of certain image sensors for mobile products, partially offset by the above-mentioned increase in the unit sales of image sensors for mobile products.  Operating loss in the current quarter includes the above-mentioned net expense of 1.2 billion yen (11 million U.S. dollars) resulting from the 2016 Kumamoto Earthquakes.  During the current quarter, there was a 19.7 billion yen negative impact from foreign exchange rate fluctuations.

Components

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥61.2	¥46.7	–23.7%	$462
Operating loss	(1.5)	(36.6)	–	(363)

The Components segment includes batteries and recording media.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the former Devices segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

Sales decreased 23.7% year-on-year (an 11% decrease on a constant currency basis) to 46.7 billion yen (462 million U.S. dollars).  This decrease was primarily due to the impact of foreign exchange rates and a decrease in sales in the battery business due to increasingly competitive markets.

Operating loss increased 35.1 billion yen year-on-year to 36.6 billion yen (363 million U.S. dollars).  This increase was primarily due to a 32.8 billion yen (325 million U.S. dollars) impairment charge related to the planned transfer of the battery business.  During the current quarter, there was a 1.6 billion yen negative impact from foreign exchange rate fluctuations.

 *    *    *    *    *

Total inventory of the six Electronics* segments above as of September 30, 2016 was 772.6 billion yen (7,650 million U.S. dollars), a decrease of 60.9 billion yen, or 7.3% year-on-year.  Inventory increased by 136.4 billion yen, or 21.4% compared with the level as of June 30, 2016.

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S, Semiconductors and Components segments.

In connection with the realignment made from the first quarter of the fiscal year ending March 31, 2017, total inventory of the six Electronics segments as of September 30, 2015 has been reclassified to conform to the current presentation.  For further details, please see Notes on page 10.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥183.7	¥192.1	+4.6%	$1,902
Operating income (loss)	(22.5)	3.2	–	32

The Pictures segment is comprised of the Motion Pictures, Television Productions, and Media Networks categories.  Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 4.6% year-on-year (a 25% increase on a U.S. dollar basis) to 192.1 billion yen (1,902 million U.S. dollars).  The increase in sales on a U.S. dollar basis was due to higher sales for Motion Pictures, Television Productions and Media Networks.  The significant increase in Motion Pictures sales was primarily due to higher theatrical revenues from films released in the current quarter including Ghostbusters, Sausage Party and Don’t Breathe.  Sales in Television Productions increased significantly due to higher subscription video-on-demand licensing revenues for The Crown and The Get Down.  Media Networks sales increased primarily due to higher advertising and subscription revenues in India, Europe and Latin America.

Operating income of 3.2 billion yen (32 million U.S. dollars) was recorded, compared to an operating loss of 22.5 billion yen recorded in the same quarter of the previous fiscal year.  This significant improvement in operating results was primarily due to the above-mentioned increase in sales.

Music

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥139.1	¥150.2	+8.0%	$1,487
Operating income	14.3	16.5	+15.8	164

The Music segment is comprised of the Recorded Music, Music Publishing as well as Visual Media and Platform categories.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the Music segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”) and Sony/ATV Music Publishing LLC* (“Sony/ATV”), both U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.

* On September 30, 2016, Sony/ATV, previously a 50% owned and consolidated joint venture, became a wholly-owned subsidiary of Sony as a result of Sony’s acquisition of the 50% equity interest in Sony/ATV owned by the Estate of Michael Jackson.

Sales increased 8.0% year-on-year (a 19% increase on a constant currency basis) to 150.2 billion yen (1,487 million U.S. dollars).  The increase in sales was primarily due to an increase in sales of Visual Media and Platform as well as Recorded Music, partially offset by the negative impact of the appreciation of the yen against the U.S. dollar.  Visual Media and Platform sales increased due to the strong performance of Fate/Grand Order, a game application for mobile devices.  Recorded Music sales increased primarily due to an increase in digital streaming revenues.  Best-selling titles included Celine Dion’s Encore un soir, Nogizaka46’s Hadashi de Summer and Kana Nishino’s Just Love.

Operating income increased 2.3 billion yen year-on-year to 16.5 billion yen (164 million U.S. dollars).  This increase was primarily due to the higher sales of Recorded Music as well as Visual Media and Platform discussed above, partially offset by the negative impact of the appreciation of the yen against the U.S. dollar.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2015	2016	Change in yen	2016
Financial services revenue	¥210.7	¥260.5	+23.6%	$2,579
Operating income	41.2	33.6	–18.5	332

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 23.6% year-on-year to 260.5 billion yen (2,579 million U.S. dollars) primarily due to a significant increase in revenue at Sony Life.  Revenue at Sony Life increased 29.9% year-on-year to 230.8 billion yen (2,286 million U.S. dollars) due to an improvement in investment performance in the separate account.  This improvement was mainly due to a rise in the Japanese stock market during the current quarter, as compared with a decline in the same quarter of the previous fiscal year.

Operating income decreased 7.6 billion yen year-on-year to 33.6 billion yen (332 million U.S. dollars).  This decrease was mainly due to a foreign exchange loss incurred at Sony Bank on foreign currency-denominated customer deposits compared to a gain in the same quarter of the previous fiscal year.  Operating income at Sony Life decreased 3.7 billion yen year-on-year to 31.0 billion yen (307 million U.S. dollars) mainly due to a decline in net gains on sales of securities in the general account.

*    *    *    *    *

Consolidated Results for the Six Months ended September 30, 2016

For Consolidated Statements of Income and Business Segment Information for the six months ended September 30, 2016 and 2015, please refer to pages F-3 and F-7 respectively.

Sales for the six months ended September 30, 2016 (“the current six months”) decreased 10.8% year-on-year to 3,302.1 billion yen (32,695 million U.S. dollars).  This decrease was primarily due to the impact of foreign exchange rates.  On a constant currency basis, consolidated sales were essentially flat year-on-year, due to a significant decrease in sales of the MC segment, substantially offset by an increase in sales in the Pictures and G&NS segments.  For further detail about sales on a constant currency basis, see Notes on page 10.  During the current six months, the average rates of the yen were 105.3 yen against the U.S. dollar and 118.2 yen against the euro, which were 15.7% and 14.3% higher, respectively, as compared with the same period in the previous fiscal year.

In the MC segment, sales decreased due to a significant decrease in smartphone unit sales in unprofitable regions mainly due to efforts to improve profitability.  In the G&NS segment, sales were essentially flat year-on-year primarily due to the contribution of PS4 software sales including sales through the network, partially offset by the negative impact of foreign exchange rates.  In the IP&S segment, sales decreased significantly due to lower sales of Still and Video Cameras, primarily reflecting the difficulty of procuring components due to the 2016 Kumamoto Earthquakes, as well as the impact of foreign exchange rates.  In the HE&S segment, sales decreased primarily due to the impact of foreign exchange rates and a decrease in home audio and video unit sales reflecting a contraction of the market.  In the Semiconductors segment, sales decreased significantly mainly due to the impact of foreign exchange rates.  In the Components segment, sales decreased mainly due to a decrease in sales of the battery business and the impact of foreign exchange rates.  In the Pictures segment, sales increased due to higher theatrical and television licensing revenues for Motion Pictures, higher subscription video-on-demand revenues for Television Productions and higher advertising and subscription revenues for Media Networks, partially offset by the negative impact of the appreciation of the yen against the U.S. dollar.  In the Music segment, sales increased significantly primarily due to higher Visual Media and Platform sales as well as Recorded Music sales, partially offset by the negative impact of the appreciation of the yen against the U.S. dollar.  In the Financial Services segment, revenue was essentially flat year-on-year.

Operating income decreased 83.0 billion yen year-on-year to 101.9 billion yen (1,009 million U.S. dollars).  This significant decrease was primarily due to a significant deterioration in the operating results in the Semiconductors and Component segments, partially offset by an improvement mainly in the MC and Pictures segments.

Operating income in the current six months includes a 32.8 billion yen (325 million U.S. dollars) impairment charge related to the planned transfer of the battery business in the Components segment.  Additionally, in the Semiconductors segment, a 23.9 billion yen (237 million U.S. dollars) impairment charge against long-lived assets, including an impairment charge against investments recorded in the current period, was recorded, resulting from the termination of the development and manufacturing of certain high-functionality camera modules for external sale, as well as net charges of 14.7 billion yen (146 million U.S. dollars) in expenses resulting from the 2016 Kumamoto Earthquakes.  The expenses resulting from the 2016 Kumamoto Earthquakes include 14.0 billion yen (138 million U.S. dollars) of Physical Damage and 9.2 billion yen (91 million U.S. dollars) of idle facility costs at manufacturing sites.  Of the Physical Damage, 8.5 billion yen (84 million U.S. dollars) was offset by the recognition of probable insurance recoveries.

Operating income in the same period of the previous fiscal year included a 151 million U.S. dollar (18.1 billion yen) gain on the remeasurement to fair value of SME’s 51% equity interest in Orchard Media, Inc. (“The Orchard”), which had previously been accounted for under the equity method, as a result of SME increasing its ownership interest to 100%, recorded in the Music segment, as well as a gain of 12.3 billion yen from the sale of a part of the logistics business, in connection with the formation of a logistics joint venture, recorded in Corporate and elimination.

In the MC segment, profitability improved significantly due to cost reductions resulting from the benefit of restructuring initiatives, an improvement in product mix, the positive impact of foreign exchange rates and a decrease in restructuring charges, partially offset by a decrease in sales.  In the G&NS segment, operating income increased year-on-year primarily due to the contribution of increased PS4 software sales including sales through the network.  In the IP&S segment, operating income decreased year-on-year due to the above-mentioned decrease in sales and the impact of foreign exchange rates, partially offset by an improvement in the product mix of Still and Video Cameras, reflecting a shift to high value-added models.  In the HE&S segment, operating income increased year-on-year primarily due to an improvement in product mix reflecting a shift to high value-added models and cost reductions.  In the Semiconductors segment, operating results deteriorated significantly primarily due to the negative impact of exchange rates, the above-mentioned 23.9 billion yen (236 million U.S. dollars) impairment charge against long-lived assets relating to camera modules as well as the inclusion of 14.7 billion yen (146 million U.S. dollar) in net expenses relating to the 2016 Kumamoto Earthquakes, and a year-on-year increase in both inventory write-downs and expenses.  In the Components segment, operating loss deteriorated significantly mainly due to the recording of the 32.8 billion yen (325 million U.S. dollars) impairment charge related to the planned transfer of the battery business.  In the Pictures segment, operating results improved significantly primarily due to the above-mentioned increase in sales partially offset by higher worldwide theatrical marketing expenses.  In the Music segment, operating income decreased significantly primarily due to the above-mentioned gain recorded in the same period of the previous fiscal year on the remeasurement of SME’s equity interest in The Orchard, as well as the negative impact of the appreciation of the yen against the U.S. dollar, partially offset by the impact of the increase in sales.  In the Financial Services segment, operating income slightly decreased primarily due to a decline in net gains on sales of securities in the general account at Sony Life.

During the current six months, restructuring charges, net, increased 18.6 billion yen year-on-year to 34.3 billion yen (340 million U.S. dollars), mainly due to the above-mentioned impairment charge related to the planned transfer of the battery business.  This amount is recorded as an operating expense included in the above-mentioned operating income.

Equity in net income of affiliated companies, recorded within operating income, decreased 1.0 billion yen year-on-year to 0.4 billion yen (4 million U.S. dollars).

The net effect of other income and expenses was an expense of 4.4 billion yen (44 million U.S. dollars), compared to income of 26.0 billion yen in the same period of the previous fiscal year.  This was primarily due to the absence of a 46.8 billion yen gain on the sale of certain shares of Olympus Corporation (“Olympus”), recorded in the same period of the previous fiscal year.

Income before income taxes decreased 113.4 billion yen to 97.5 billion yen (966 million U.S. dollars).

During the current six months, Sony recorded 44.0 billion yen (436 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 45.1% which exceeded the effective tax rate of 30.2% in the same period of the previous fiscal year.  This higher effective tax rate was mainly due to the fact that Sony Corporation and its national tax filing group in Japan, which has established valuation allowances for deferred tax assets, recorded losses during the current six months versus profits in the same period of the previous fiscal year.

Net income attributable to Sony Corporation’s stockholders decreased 90.0 billion yen year-on-year to 26.0 billion yen (258 million U.S. dollars).

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-17.

Operating Activities: During the current six months, there was a net cash inflow of 81.5 billion yen (807 million U.S. dollars) from operating activities, an increase of 55.9 billion yen, or 219.0% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 158.7 billion yen (1,571 million U.S. dollars), a decrease of 53.2 billion yen, or 25.1% year-on-year.  This decrease was primarily due to an improvement in net income after taking into account non-cash adjustments (including depreciation and amortization, gain on sales of securities investments and other operating income (expense)).

The Financial Services segment had a net cash inflow of 253.6 billion yen (2,510 million U.S. dollars), essentially flat year-on-year.

Investing Activities: During the current six months, Sony used 667.6 billion yen (6,610 million U.S. dollars) of net cash in investing activities, an increase of 210.6 billion yen, or 46.1% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 200.1 billion yen (1,981 million U.S. dollars), an increase of 106.5 billion yen, or 113.9% year-on-year.  The increase was mainly due to the absence of the cash inflow from the sales of certain shares of Olympus recorded in the same period of the previous fiscal year and an increase in fixed asset purchases.

The Financial Services segment used 466.8 billion yen (4,622 million U.S. dollars) of net cash, an increase of 103.3 billion yen, or 28.4% year-on-year.  This increase was mainly due to a year-on-year decrease in proceeds from sales or return of investments and collections of advances at Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current six months was 358.8 billion yen (3,553 million U.S. dollars), an increase of 53.4 billion yen, or 17.5% year-on-year.

Financing Activities: Net cash provided by financing activities during the current six months was 183.3 billion yen (1,814 million U.S. dollars), a decrease of 318.0 billion yen, or 63.4% year-on-year.

For all segments excluding the Financial Services segment, there was a 5.9 billion yen (59 million U.S. dollars) net cash outflow, compared to a 324.8 billion yen net cash inflow in the same period of the previous fiscal year.  During the current six months, there was a net cash outflow as Sony redeemed long-term debt and made a payment for the acquisition of the 50% equity interest in Sony/ATV, partially offset by Sony’s issuance of straight bonds.  During the same period of the previous fiscal year, Sony issued new stock and convertible bonds.

In the Financial Services segment, there was a 175.1 billion yen (1,734 million U.S. dollars) net cash inflow, an increase of 9.1 billion yen, or 5.5% year-on-year.  This increase was primarily due to an increase in deposits from customers at Sony Bank, compared to a decrease in the same period of the previous fiscal year, partially offset by a year-on-year smaller increase in short-term borrowings at Sony Life.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at September 30, 2016 was 525.2 billion yen (5,200 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 329.6 billion yen (3,264 million U.S. dollars) at September 30, 2016, a decrease of 422.6 billion yen, or 56.2% compared with the balance as of September 30, 2015, and a decrease of 420.3 billion yen, or 56.0% compared with the balance as of March 31, 2016.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 502.2 billion yen (4,973 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at September 30, 2016.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 195.5 billion yen (1,936 million U.S. dollars) at September 30, 2016, a decrease of 62.4 billion yen, or 24.2% compared with the balance as of September 30, 2015, and a decrease of 38.2 billion yen, or 16.3% compared with the balance as of March 31, 2016.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment. This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-17. This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP. The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own. This measure may not be comparable to those of other companies. This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service. Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Six months ended September 30
	2015	2016	2016

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥25.5	¥81.5	$807
Net cash used in investing activities reported in the consolidated statements of cash flows	(457.1)	(667.6)	(6,610)
	(431.6)	(586.1)	(5,803)

Less: Net cash provided by operating activities within the Financial Services segment	247.9	253.6	2,510
Less: Net cash used in investing activities within the Financial Services segment	(363.5)	(466.8)	(4,622)
Eliminations *2	10.6	14.1	138

Cash flow used by operating and investing activities combined excluding the Financial Services segment’s activities	¥(305.4)	¥(358.8)	$(3,553)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Notes

Business Segment Realignment
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2016.  As a result of this realignment, Sony has separated the Devices segment into a Semiconductors segment and a Components segment.  In addition, the operations of the automotive camera business, which were included in the IP&S segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, are now included in the Semiconductors segment.  Additionally, certain operations which were included in All Other are now included in the Music segment.  The sales and operating revenue and operating income (loss) of each segment in the fiscal year ended March 31, 2016 have been reclassified to conform to the current presentation.

Impact of Foreign Exchange Rate Fluctuations on Sales and Operating Income (Loss)
For all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the current period of the previous fiscal year from the first three and six months of the current fiscal year to the major transactional currencies in which the sales are denominated.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales.  Additionally, the MC segment enters into its own foreign exchange hedging transactions.  The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.  Since the worldwide subsidiaries of the Pictures segment and of SME and Sony/ATV in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rates for the current period of the previous fiscal year from the first three and six months of the current fiscal year from U.S. dollar to yen to the U.S. dollar basis operating results.  This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP.  However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2017

The forecast for consolidated results for the fiscal year ending March 31, 2017, as announced on October 31, 2016, has not been changed, but the forecast for consolidated results for the fiscal year ending March 31, 2017, as announced on July 29, 2016, has been revised as follows:

	(Billions of yen)				Change - November Forecast vs.
	November Forecast	October Forecast	July Forecast	March 31, 2016 Results	July Forecast		March 31, 2016 Results
Sales and operating revenue	¥7,400	¥7,400	¥7,400	¥8,105.7	–%		–8.7%
Operating income	270	270	300	294.2	–¥30	bil	–¥24.2	bil
Income before income taxes	250	250	270	304.5	–¥20	bil	–¥54.5	bil
Net income attributable to Sony Corporation’s stockholders	60	60	80	147.8	–¥20	bil	–¥87.8	bil

Assumed foreign currency exchange rates for the remainder of the current fiscal year ending March 31, 2017 are the following.

	Remainder of the current fiscal year	(For your reference) Remainder of the current fiscal year at the time of the July forecast
1 U.S. dollar	approximately 101 yen	approximately 103 yen
1 Euro	approximately 113 yen	approximately 114 yen

Consolidated sales for the fiscal year ending March 31, 2017 are expected to remain unchanged from the July forecast primarily because decreased sales of the MC segment are expected to be offset by increased sales of the IP&S and other segments.

Consolidated operating income is expected to be lower than the July forecast primarily due to an expected increase in operating loss in the Components segment and in All Other, Corporate and elimination, partially offset by an expected improvement in operating results mainly in the IP&S and Semiconductors segments.  A loss of 33.0 billion yen is expected to be incurred for the fiscal year related to the planned transfer of the battery business.  The negative impact on consolidated operating income related to the 2016 Kumamoto Earthquakes is expected to be approximately 10.5 billion yen in the IP&S segment and approximately 39.5 billion yen in the Semiconductors segment.  In addition, because the sales of these two segments are expected to be lower than the level anticipated prior to the earthquakes, approximately 3.5 billion yen in fixed costs that were scheduled to be allocated to these two segments based on sales are no longer expected to be allocated from All Other, Corporate and elimination, resulting in a total expected negative impact on consolidated operating income of approximately 53.5 billion yen.  However, this impact is expected to be partially offset by approximately 10 billion yen in insurance recoveries for the fiscal year ending March 31, 2017 that are expected to be included in the Semiconductors segment.  At the time of the July forecast, the total negative impact on consolidated operating income related to the 2016 Kumamoto Earthquakes was expected to be approximately 80 billion yen, of which approximately 26 billion yen was expected to be in the IP&S segment, approximately 48 billion yen was expected to be in the Semiconductors segment and approximately 6 billion yen was expected to be in All Other, Corporate and elimination.  At the time of the July forecast, Sony also expected this impact to be partially offset by approximately 10 billion yen in insurance recoveries for the fiscal year ending March 31, 2017, in the Semiconductors segment.

Restructuring charges for the Sony Group are expected to increase 30 billion yen compared with the July forecast to approximately 42 billion yen (38.3 billion yen was recorded in the fiscal year ended March 31, 2016), due to the above-mentioned transfer of the battery business.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

Income before income taxes is expected to decrease due to the above-mentioned decrease in operating income, partially offset by lower-than-expected foreign-exchange losses for the fiscal year compared with the July forecast due to lower-than-expected foreign-exchange losses during the current quarter.

Net income attributable to Sony Corporation’s stockholders is expected to decrease due to the above-mentioned decrease in income before income taxes and an increase in tax expenses resulting from the above-mentioned transfer of the battery business, partially offset by a decrease in net income attributable to noncontrolling interests.

The forecast for each business segment has been revised as follows:

	(Billions of yen)			Change – November Forecast from
	March 31, 2016 Results	July Forecast	November Forecast	March 31, 2016 Results		July Forecast
Mobile Communications
Sales and operating revenue	¥1,127.5	¥840	¥780	–30.8%		–7.1%
Operating income (loss)	(61.4)	5	5	+ ¥66.4	bil	–
Game & Network Services
Sales and operating revenue	1,551.9	1,590	1,590	+2.5%		–
Operating income	88.7	135	135	+ ¥46.3	bil	–
Imaging Products & Solutions
Sales and operating revenue	684.0	540	560	–18.1%		+3.7%
Operating income	69.3	22	34	– ¥35.3	bil	+ ¥12.0	bil
Home Entertainment & Sound
Sales and operating revenue	1,159.0	1,000	1,010	–12.9%		+1.0%
Operating income	50.6	41	47	– ¥3.6	bil	+ ¥6.0	bil
Semiconductors
Sales and operating revenue	739.1	700	710	–3.9%		+1.4%
Operating income (loss)	14.5	(64)	(53)	– ¥67.5	bil	+ ¥11.0	bil
Components
Sales and operating revenue	224.6	200	190	–15.4%		–5.0%
Operating loss	(42.9)	(12)	(48)	– ¥5.1	bil	– ¥36.0	bil
Pictures
Sales and operating revenue	938.1	920	910	–3.0%		–1.1%
Operating income	38.5	38	29	– ¥9.5	bil	– ¥9.0	bil
Music
Sales and operating revenue	619.2	550	550	–11.2%		–
Operating income	86.5	63	63	– ¥23.5	bil	–
Financial Services
Financial services revenue	1,073.1	1,140	1,140	+6.2%		–
Operating income	156.5	150	150	– ¥6.5	bil	–
All Other, Corporate and Elimination
Operating loss	(106.1)	(78)	(92)	+ ¥14.1	bil	– ¥14.0	bil
Consolidated
Sales and operating revenue	8,105.7	7,400	7,400	–8.7%		–
Operating income	294.2	300	270	– ¥24.2	bil	– ¥30.0	bil

Mobile Communications
Sales are expected to be lower than the July forecast primarily due to an expected decrease in smartphone unit sales.  The forecast for operating income remains unchanged from the July forecast despite the above-mentioned downward revision in sales, due to a better-than-expected improvement in product mix resulting from a concentration on high value-added models, as well as the impact of cost reductions.

Game & Network Services
The forecast for sales remains unchanged from the July forecast.  The forecast for operating income remains unchanged from the July forecast mainly due to an increase in network sales, partially offset by the impact of a change in launch dates of certain software titles.

Imaging Products & Solutions
Sales are expected to be higher than the July forecast due to a faster-than-expected recovery in the supply of components and shipments of Still and Video Cameras which were impacted by the 2016 Kumamoto Earthquakes, as well as a shift to high value-added models.  Operating income is expected to be higher than the July forecast mainly due to the above-mentioned increase in sales.

Home Entertainment & Sound
Sales are expected to be higher than the July forecast primarily due to the strong performance of LCD televisions.  Operating income is expected to be higher than the July forecast mainly due to the impact of the above-mentioned increase in sales.

Semiconductors
Sales are expected to be higher than the July forecast primarily due to a stronger-than-expected increase in demand for image sensors for mobile products and a shorter-than-expected delay in production relating to the 2016 Kumamoto Earthquakes.  Operating loss is expected to be lower than the July forecast mainly due to the above-mentioned increase in sales.

Components
Sales are expected to be lower than the July forecast due to lower-than-expected sales in the battery business as well as in sales of recording media.  Operating loss is expected to be higher than the July forecast primarily due to the impairment charge related to the planned transfer of the battery business, as well as the impact of the above-mentioned decrease in sales.

Pictures
Sales are expected to be slightly lower than the July forecast primarily due to a decrease in Media Networks revenues and the negative impact of the appreciation of the yen against the U.S. dollar, partially offset by higher Motion Pictures revenues.  Motion Pictures revenues are expected to increase due to higher-than-expected home entertainment and television licensing revenues, partially offset by lower-than-expected theatrical revenues.  Operating income is expected to be lower than the July forecast primarily due to lower-than-expected theatrical revenues in Motion Pictures, as well as a decrease in Media Networks revenues.

The forecasts for sales and operating income for the Music and Financial Services segments remain unchanged from the July forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

The forecast for additions to long-lived assets for the current fiscal year has been revised as per the table below.  The forecast of depreciation and amortization and research and development remains unchanged.

Consolidated

	(Billions of yen)			Change - November Forecast from
	March 31, 2016 Results	July Forecast	November Forecast	March 31, 2016 Results	July Forecast
Additions to Long-lived Assets*	¥468.9	¥345	¥335	–28.6%	–2.9%
[additions to property, plant and equipment (included above)	374.3	250	240	–35.9	–4.0	]
[additions to intangible assets (included above)	94.6	95	95	+0.4	–	]
Depreciation and amortization**	397.1	385	385	–3.0	–
[for property, plant and equipment (included above)	179.3	195	195	+8.8	–	]
[for intangible assets (included above)	217.8	190	190	–12.8	–	]
Research and development expenses	468.2	450	450	–3.9	–
*   Excluding additions for tangible and intangible assets from business combinations.
** Including amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services

	(Billions of yen)			Change - November Forecast from
	March 31, 2016 Results	July Forecast	November Forecast	March 31, 2016 Results	July Forecast
Additions to Long-lived Assets*	¥460.9	¥330	¥320	–30.6%	–3.0%
[additions to property, plant and equipment (included above)	372.4	245	235	–36.9	–4.1	]
[additions to intangible assets (included above)	88.4	85	85	–3.8	–	]
Depreciation and amortization	294.8	312	312	+5.8	–
[for property, plant and equipment (included above)	177.8	193	193	+8.5	–	]
[for intangible assets (included above)	117.0	119	119	+1.7	–	]
*  Excluding additions for tangible and intangible assets from business combinations.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game and network platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality and customers’ satisfaction with its existing products and services;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Atsuko Murakami	Justin Hill	Toshiyuki Takahashi
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)1932-816-000

IR home page: https://www.sony.net/IR/
Presentation slides: https://www.sony.net/SonyInfo/IR/library/er.html

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	September 30	Change from		September 30
ASSETS	2016	2016	March 31, 2016		2016
Current assets:
Cash and cash equivalents	¥983,612	¥525,181		¥-458,431	$5,200
Marketable securities	946,397	925,304		-21,093	9,161
Notes and accounts receivable, trade	926,375	992,120		+65,745	9,823
Allowance for doubtful accounts and sales returns	(72,783)	(50,110)		+22,673	(496)
Inventories	683,146	862,412		+179,266	8,539
Other receivables	206,058	274,015		+67,957	2,713
Deferred income taxes	40,940	50,205		+9,265	497
Prepaid expenses and other current assets	482,982	484,475		+1,493	4,797
Total current assets	4,196,727	4,063,602		-133,125	40,234

Film costs	301,228	320,936		+19,708	3,178

Investments and advances:
Affiliated companies	164,874	157,347		-7,527	1,558
Securities investments and other	9,069,209	9,491,540		+422,331	93,976
	9,234,083	9,648,887		+414,804	95,534

Property, plant and equipment:
Land	121,707	117,238		-4,469	1,161
Buildings	655,379	633,558		-21,821	6,273
Machinery and equipment	1,795,991	1,796,196		+205	17,784
Construction in progress	69,286	50,818		-18,468	503
	2,642,363	2,597,810		-44,553	25,721
Less-Accumulated depreciation	1,821,545	1,836,893		+15,348	18,187
	820,818	760,917		-59,901	7,534

Other assets:
Intangibles, net	615,754	566,140		-49,614	5,605
Goodwill	606,290	564,803		-41,487	5,592
Deferred insurance acquisition costs	511,834	518,581		+6,747	5,134
Deferred income taxes	97,639	97,137		-502	962
Other	289,017	263,368		-25,649	2,607
	2,120,534	2,010,029		-110,505	19,900
Total assets	¥16,673,390	¥16,804,371	¥	+130,981	$166,380

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥149,272	¥268,597	¥	+119,325	$2,659
Current portion of long-term debt	187,668	143,281		-44,387	1,419
Notes and accounts payable, trade	550,964	736,590		+185,626	7,293
Accounts payable, other and accrued expenses	1,367,115	1,178,353		-188,762	11,667
Accrued income and other taxes	88,865	122,139		+33,274	1,209
Deposits from customers in the banking business	1,912,673	1,980,935		+68,262	19,613
Other	574,193	483,244		-90,949	4,785
Total current liabilities	4,830,750	4,913,139		+82,389	48,645

Long-term debt	556,605	654,908		+98,303	6,484
Accrued pension and severance costs	462,384	442,813		-19,571	4,384
Deferred income taxes	450,926	435,996		-14,930	4,317
Future insurance policy benefits and other	4,509,215	4,692,263		+183,048	46,458
Policyholders’ account in the life insurance business	2,401,320	2,437,418		+36,098	24,133
Other	330,302	288,912		-41,390	2,861
Total liabilities	13,541,502	13,865,449		+323,947	137,282

Redeemable noncontrolling interest	7,478	7,452		-26	74

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	858,867	859,784		+917	8,513
Additional paid-in capital	1,325,719	1,267,878		-57,841	12,553
Retained earnings	936,331	949,715		+13,384	9,403
Accumulated other comprehensive income	(653,318)	(763,007)		-109,689	(7,555)
Treasury stock, at cost	(4,259)	(4,267)		-8	(42)
	2,463,340	2,310,103		-153,237	22,872

Noncontrolling interests	661,070	621,367		-39,703	6,152
Total equity	3,124,410	2,931,470		-192,940	29,024
Total liabilities and equity	¥16,673,390	¥16,804,371	¥	+130,981	$166,380

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended September 30
	2015	2016	Change from 2015	2016
Sales and operating revenue:
Net sales	¥1,663,614	¥1,411,918		$13,979
Financial services revenue	209,035	258,703		2,561
Other operating revenue	20,091	18,327		182
	1,892,740	1,688,948	-10.8%	16,722

Costs and expenses:
Cost of sales	1,228,226	1,049,268		10,389
Selling, general and administrative	418,308	338,347		3,350
Financial services expenses	167,076	225,166		2,229
Other operating (income) expense, net	(7,945)	31,568		312
	1,805,665	1,644,349	-8.9	16,280

Equity in net income of affiliated companies	943	1,148	+21.7	11

Operating income	88,018	45,747	-48.0	453

Other income:
Interest and dividends	3,664	2,130		21
Gain on sale of securities investments, net	795	－		－
Other	539	687		7
	4,998	2,817	-43.6	28

Other expenses:
Interest	6,581	4,352		43
Foreign exchange loss, net	12,602	2,425		24
Other	1,639	1,267		13
	20,822	8,044	-61.4	80

Income before income taxes	72,194	40,520	-43.9	401

Income taxes	23,866	23,500		232

Net income	48,328	17,020	-64.8	169

Less - Net income attributable to noncontrolling interests	14,775	12,178		121

Net income attributable to Sony Corporation’s
stockholders	¥33,553	¥4,842	-85.6%	$48

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥26.64	¥3.84	-85.6%	$0.04
— Diluted	26.10	3.76	-85.6	0.04

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2015	2016	Change from 2015	2016

Net income	¥48,328	¥17,020	-64.8%	$169

Other comprehensive income, net of tax –
Unrealized losses on securities	(10,800)	(37,726)		(374)
Unrealized gains (losses) on derivative instruments	(1,105)	405		4
Pension liability adjustment	705	2,821		28
Foreign currency translation adjustments	(39,508)	(16,065)		(159)
Total comprehensive loss	(2,380)	(33,545)	–	(332)

Less - Comprehensive income (loss) attributable
to noncontrolling interests	12,910	(5,845)		(58)

Comprehensive loss attributable
to Sony Corporation’s stockholders	¥(15,290)	¥(27,700)	–%	$(274)

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Six months ended September 30
	2015	2016	Change from 2015	2016
Sales and operating revenue:
Net sales	¥3,166,925	¥2,774,435		$27,470
Financial services revenue	486,724	489,612		4,848
Other operating revenue	47,150	38,100		377
	3,700,799	3,302,147	-10.8%	32,695

Costs and expenses:
Cost of sales	2,362,495	2,064,891		20,445
Selling, general and administrative	797,030	676,444		6,698
Financial services expenses	399,114	406,797		4,028
Other operating (income) expense, net	(41,399)	52,441		519
	3,517,240	3,200,573	-9.0	31,690

Equity in net income of affiliated companies	1,366	365	-73.3	4

Operating income	184,925	101,939	-44.9	1,009

Other income:
Interest and dividends	6,316	5,357		53
Gain on sale of securities investments, net	51,577	63		1
Other	1,186	1,717		17
	59,079	7,137	-87.9	71

Other expenses:
Interest	10,975	8,153		81
Foreign exchange loss, net	18,348	810		8
Other	3,777	2,577		25
	33,100	11,540	-65.1	114

Income before income taxes	210,904	97,536	-53.8	966

Income taxes	63,678	43,975		436

Net income	147,226	53,561	-63.6	530

Less - Net income attributable to noncontrolling interests	31,232	27,553		272

Net income attributable to Sony Corporation’s
stockholders	¥115,994	¥26,008	-77.6%	$258

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥95.53	¥20.61	-78.4%	$0.20
— Diluted	94.41	20.20	-78.6	0.20

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2015	2016	Change from 2015	2016

Net income	¥147,226	¥53,561	-63.6%	$530

Other comprehensive income, net of tax –
Unrealized losses on securities	(57,866)	(17,331)		(172)
Unrealized gains (losses) on derivative instruments	(1,741)	260		3
Pension liability adjustment	907	6,047		60
Foreign currency translation adjustments	(11,901)	(107,063)		(1,060)

Total comprehensive income (loss)	76,625	(64,526)	–	(639)

Less - Comprehensive income attributable
to noncontrolling interests	26,370	19,155		190

Comprehensive income (loss) attributable
to Sony Corporation’s stockholders	¥50,255	¥(83,681)	–%	$(829)

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	¥2,317,077	¥611,392	¥2,928,469
Issuance of new shares	301,708	–	301,708
Exercise of stock acquisition rights	1,260	–	1,260
Stock based compensation	586	–	586

Comprehensive income:
Net income	115,994	31,232	147,226
Other comprehensive income, net of tax –
Unrealized losses on securities	(52,865)	(5,001)	(57,866)
Unrealized losses on derivative instruments	(1,741)	–	(1,741)
Pension liability adjustment	904	3	907
Foreign currency translation adjustments	(12,037)	136	(11,901)
Total comprehensive income	50,255	26,370	76,625

Dividends declared	(12,612)	(18,655)	(31,267)
Transactions with noncontrolling interests shareholders and other	(13,927)	2,548	(11,379)
Balance at September 30, 2015	¥2,644,347	¥621,655	¥3,266,002

Balance at March 31, 2016	¥2,463,340	¥661,070	¥3,124,410
Exercise of stock acquisition rights	1,834	–	1,834
Stock based compensation	833	–	833

Comprehensive income:
Net income	26,008	27,553	53,561
Other comprehensive income, net of tax –
Unrealized losses on securities	(11,430)	(5,901)	(17,331)
Unrealized gains on derivative instruments	260	–	260
Pension liability adjustment	5,959	88	6,047
Foreign currency translation adjustments	(104,478)	(2,585)	(107,063)
Total comprehensive income (loss)	(83,681)	19,155	(64,526)

Dividends declared	(12,625)	(16,434)	(29,059)
Transactions with noncontrolling interests shareholders and other	(59,598)	(42,424)	(102,022)
Balance at September 30, 2016	¥2,310,103	¥621,367	¥2,931,470

In September 2016, Sony obtained full ownership of its U.S.-based music publishing subsidiary by acquiring the 50% interest in the subsidiary held by a third-party investor. The aggregate cash consideration paid to the third-party investor was 750 million U.S. dollars, including 17 million U.S. dollars of distributions to which the subsidiary previously committed. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 70,642 million yen.

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	$24,390	$6,545	$30,935
Exercise of stock acquisition rights	18	–	18
Stock based compensation	8	–	8

Comprehensive income:
Net income	258	272	530
Other comprehensive income, net of tax –
Unrealized losses on securities	(114)	(58)	(172)
Unrealized gains on derivative instruments	3	–	3
Pension liability adjustment	59	1	60
Foreign currency translation adjustments	(1,035)	(25)	(1,060)
Total comprehensive income (loss)	(829)	190	(639)

Dividends declared	(125)	(163)	(288)
Transactions with noncontrolling interests shareholders and other	(590)	(420)	(1,010)
Balance at September 30, 2016	$22,872	$6,152	$29,024

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2015	2016	2016
Cash flows from operating activities:
Net income	¥147,226	¥53,561	$530
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization, including amortization of deferred
insurance acquisition costs	184,055	181,060	1,793
Amortization of film costs	118,669	122,837	1,216
Accrual for pension and severance costs, less payments	(4,794)	7,054	70
Other operating (income) expense, net	(41,399)	52,441	519
Gain on sale or devaluation of securities investments, net	(51,572)	(13)	0
Loss on revaluation of marketable securities held in the financial
services business for trading purposes, net	46,866	41,800	414
Loss on revaluation or impairment of securities investments held
in the financial services business, net	2,666	2	0
Deferred income taxes	10,421	(12,382)	(123)
Equity in net loss of affiliated companies, net of dividends	307	5,133	51
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(105,253)	(154,618)	(1,531)
Increase in inventories	(298,961)	(256,549)	(2,540)
Increase in film costs	(200,044)	(175,952)	(1,742)
Increase in notes and accounts payable, trade	262,949	213,623	2,115
Increase in accrued income and other taxes	4,657	38,529	381
Increase in future insurance policy benefits and other	176,455	170,468	1,688
Increase in deferred insurance acquisition costs	(45,273)	(43,691)	(433)
Increase in marketable securities held in the financial services
business for trading purposes	(46,947)	(49,387)	(489)
Increase in other current assets	(79,972)	(87,477)	(866)
Decrease in other current liabilities	(77,940)	(86,249)	(854)
Other	23,425	61,293	608
Net cash provided by operating activities	25,541	81,483	807

Cash flows from investing activities:
Payments for purchases of fixed assets	(161,954)	(205,300)	(2,033)
Proceeds from sales of fixed assets	10,049	6,946	69
Payments for investments and advances by financial services business	(706,663)	(603,241)	(5,973)
Payments for investments and advances
(other than financial services business)	(7,252)	(7,423)	(73)
Proceeds from sales or return of investments and collections of advances
by financial services business	347,989	143,080	1,417
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	78,104	4,307	43
Proceeds from sales of businesses	17,790	3,262	32
Other	(35,135)	(9,271)	(92)
Net cash used in investing activities	(457,072)	(667,640)	(6,610)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	19,627	203,081	2,011
Payments of long-term debt	(104,768)	(140,400)	(1,390)
Increase in short-term borrowings, net	213,787	123,646	1,224
Increase (decrease) in deposits from customers in the financial services
business, net	(14,561)	114,687	1,136
Proceeds from issuance of convertible bonds	120,000	–	–
Proceeds from issuance of new shares	301,708	–	–
Dividends paid	(105)	(12,633)	(125)
Payment for purchase of Sony/ATV shares from noncontrolling interests	–	(76,565)	(758)
Other	(34,381)	(28,555)	(284)
Net cash provided by financing activities	501,307	183,261	1,814

Effect of exchange rate changes on cash and cash equivalents	(9,069)	(55,535)	(550)

Net increase (decrease) in cash and cash equivalents	60,707	(458,431)	(4,539)
Cash and cash equivalents at beginning of the fiscal year	949,413	983,612	9,739

Cash and cash equivalents at end of the period	¥1,010,120	¥525,181	$5,200

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2015	2016	Change	2016
Mobile Communications
Customers	¥278,279	¥166,814	-40.1%	$1,652
Intersegment	946	1,956		19
Total	279,225	168,770	-39.6	1,671

Game & Network Services
Customers	341,082	304,848	-10.6	3,018
Intersegment	19,600	15,032		149
Total	360,682	319,880	-11.3	3,167

Imaging Products & Solutions
Customers	179,070	134,037	-25.1	1,327
Intersegment	1,849	1,335		13
Total	180,919	135,372	-25.2	1,340

Home Entertainment & Sound
Customers	288,201	233,901	-18.8	2,316
Intersegment	864	976		10
Total	289,065	234,877	-18.7	2,326

Semiconductors
Customers	159,321	161,038	+1.1	1,594
Intersegment	44,536	32,710		324
Total	203,857	193,748	-5.0	1,918

Components
Customers	51,405	39,566	-23.0	392
Intersegment	9,751	7,094		70
Total	61,156	46,660	-23.7	462

Pictures
Customers	183,586	192,026	+4.6	1,901
Intersegment	156	86		1
Total	183,742	192,112	+4.6	1,902

Music
Customers	135,458	146,629	+8.2	1,452
Intersegment	3,592	3,582		35
Total	139,050	150,211	+8.0	1,487

Financial Services
Customers	209,035	258,703	+23.8	2,561
Intersegment	1,697	1,807		18
Total	210,732	260,510	+23.6	2,579

All Other
Customers	60,930	42,173	-30.8	418
Intersegment	23,380	16,491		163
Total	84,310	58,664	-30.4	581

Corporate and elimination	(99,998)	(71,856)	–	(711)
Consolidated total	¥1,892,740	¥1,688,948	-10.8%	$16,722

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Operating income (loss)	2015	2016	Change	2016
Mobile Communications	¥(20,601)	¥3,698	–%	$37
Game & Network Services	23,920	18,992	-20.6	188
Imaging Products & Solutions	23,095	14,860	-35.7	147
Home Entertainment & Sound	15,763	17,556	+11.4	174
Semiconductors	34,061	(4,184)	–	(41)
Components	(1,498)	(36,639)	–	(363)
Pictures	(22,466)	3,207	–	32
Music	14,261	16,515	+15.8	164
Financial Services	41,175	33,563	-18.5	332
All Other	3,057	4,246	+38.9	42
Total	110,767	71,814	-35.2	712

Corporate and elimination	(22,749)	(26,067)	–	(259)
Consolidated total	¥88,018	¥45,747	-48.0%	$453

The 2015 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.
Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ending March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization. As a result of this change, an increase in corporate income of 3,787 million yen is included in the Corporate and elimination for the three months ended September 30, 2016. Conversely, an increase (decrease) in expenses totaling the same amount is included in each of the following business segments: 591 million yen in the MC segment, (2,672) million yen in the G&NS segment, 826 million yen in the IP&S segment, 2,653 million yen in the HE&S segment, 885 million yen in the Semiconductors segment, 340 million yen in the Components segment, 607 million yen in the Pictures segment and 557 million yen in the Music segment. There is no change to the Financial Services segment. These changes have no impact on consolidated operating income.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue	2015	2016	Change	2015
Mobile Communications
Customers	¥557,815	¥351,682	-37.0%	$3,482
Intersegment	1,934	3,011		30
Total	559,749	354,693	-36.6	3,512

Game & Network Services
Customers	606,980	615,616	+1.4	6,095
Intersegment	42,291	34,643		343
Total	649,271	650,259	+0.2	6,438

Imaging Products & Solutions
Customers	342,584	254,402	-25.7	2,519
Intersegment	3,082	3,196		31
Total	345,666	257,598	-25.5	2,550

Home Entertainment & Sound
Customers	540,688	468,816	-13.3	4,642
Intersegment	1,526	1,980		19
Total	542,214	470,796	-13.2	4,661

Semiconductors
Customers	309,827	279,311	-9.8	2,765
Intersegment	81,395	58,867		583
Total	391,222	338,178	-13.6	3,348

Components
Customers	100,412	77,407	-22.9	766
Intersegment	17,830	13,389		133
Total	118,242	90,796	-23.2	899

Pictures
Customers	355,006	375,149	+5.7	3,714
Intersegment	285	280		3
Total	355,291	375,429	+5.7	3,717

Music
Customers	262,781	285,038	+8.5	2,822
Intersegment	6,803	7,077		70
Total	269,584	292,115	+8.4	2,892

Financial Services
Customers	486,724	489,612	+0.6	4,848
Intersegment	3,394	3,617		35
Total	490,118	493,229	+0.6	4,883

All Other
Customers	119,297	89,214	-25.2	883
Intersegment	42,246	29,645		294
Total	161,543	118,859	-26.4	1,177

Corporate and elimination	(182,101)	(139,805)	–	(1,382)
Consolidated total	¥3,700,799	¥3,302,147	-10.8%	$32,695

The G&NS intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Operating income (loss)	2015	2016	Change	2016
Mobile Communications	¥(43,525)	¥4,113	–%	$41
Game & Network Services	43,379	63,023	+45.3	624
Imaging Products & Solutions	40,826	22,366	-45.2	221
Home Entertainment & Sound	26,686	37,797	+41.6	374
Semiconductors	66,785	(47,733)	–	(473)
Components	(3,796)	(41,374)	–	(410)
Pictures	(34,153)	(7,433)	–	(74)
Music	45,876	32,391	-29.4	321
Financial Services	87,147	82,110	-5.8	813
All Other	1,095	2,236	+104.2	22
Total	230,320	147,496	-36.0	1,459

Corporate and elimination	(45,395)	(45,557)	–	(450)
Consolidated total	¥184,925	¥101,939	-44.9%	$1,009

The 2015 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.
Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ending March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization. As a result of this change, an increase in corporate income of 10,290 million yen is included in the Corporate and elimination for the six months ended September 30, 2016. Conversely, an increase (decrease) in expenses totaling the same amount is included in each of the following business segments: 1,244 million yen in the MC segment, (2,700) million yen in the G&NS segment, 1,642 million yen in the IP&S segment, 5,550 million yen in the HE&S segment, 1,657 million yen in the Semiconductors segment, 663 million yen in the Components segment, 1,247 million yen in the Pictures segment and 987 million yen in the Music segment. There is no change to the Financial Services segment. These changes have no impact on consolidated operating income.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2015	2016	Change	2016

Mobile Communications	¥278,279	¥166,814	-40.1%	$1,652

Game & Network Services
Hardware	168,434	106,386	-36.8	1,053
Network	111,534	146,609	+31.4	1,452
Other	61,114	51,853	-15.2	513
Total	341,082	304,848	-10.6	3,018

Imaging Products & Solutions
Still and Video Cameras	116,155	81,471	-29.9	807
Other	62,915	52,566	-16.4	520
Total	179,070	134,037	-25.1	1,327

Home Entertainment & Sound
Televisions	203,008	169,097	-16.7	1,674
Audio and Video	85,162	64,547	-24.2	639
Other	31	257	+729.0	3
Total	288,201	233,901	-18.8	2,316

Semiconductors	159,321	161,038	+1.1	1,594

Components	51,405	39,566	-23.0	392

Pictures
Motion Pictures	91,152	93,952	+3.1	930
Television Productions	42,333	51,424	+21.5	509
Media Networks	50,101	46,650	-6.9	462
Total	183,586	192,026	+4.6	1,901

Music
Recorded Music	90,567	89,757	-0.9	889
Music Publishing	17,698	15,591	-11.9	154
Visual Media and Platform	27,193	41,281	+51.8	409
Total	135,458	146,629	+8.2	1,452

Financial Services	209,035	258,703	+23.8	2,561
All Other	60,930	42,173	-30.8	418
Corporate	6,373	9,213	+44.6	91
Consolidated total	¥1,892,740	¥1,688,948	-10.8%	$16,722

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2017. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. The Semiconductors segment includes image sensors and camera modules. The Components segment includes batteries and recording media. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists' live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue (to external customers)	2015	2016	Change	2016

Mobile Communications	¥557,815	¥351,682	-37.0%	$3,482

Game & Network Services
Hardware	297,899	225,551	-24.3	2,233
Network	217,335	292,167	+34.4	2,893
Other	91,746	97,898	+6.7	969
Total	606,980	615,616	+1.4	6,095

Imaging Products & Solutions
Still and Video Cameras	226,205	157,000	-30.6	1,554
Other	116,379	97,402	-16.3	965
Total	342,584	254,402	-25.7	2,519

Home Entertainment & Sound
Televisions	371,928	335,390	-9.8	3,321
Audio and Video	166,473	132,854	-20.2	1,315
Other	2,287	572	-75.0	6
Total	540,688	468,816	-13.3	4,642

Semiconductors	309,827	279,311	-9.8	2,765

Components	100,412	77,407	-22.9	766

Pictures
Motion Pictures	149,327	169,274	+13.4	1,676
Television Productions	93,308	95,617	+2.5	947
Media Networks	112,371	110,258	-1.9	1,091
Total	355,006	375,149	+5.7	3,714

Music
Recorded Music	179,895	179,463	-0.2	1,777
Music Publishing	35,542	31,242	-12.1	309
Visual Media and Platform	47,344	74,333	+57.0	736
Total	262,781	285,038	+8.5	2,822

Financial Services	486,724	489,612	+0.6	4,848
All Other	119,297	89,214	-25.2	883
Corporate	18,685	15,900	-14.9	159
Consolidated total	¥3,700,799	¥3,302,147	-10.8%	$32,695

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2017. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. The Semiconductors segment includes image sensors and camera modules. The Components segment includes batteries and recording media. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists' live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Depreciation and amortization	2015	2016	Change	2016

Mobile Communications	¥6,011	¥4,776	-20.5%	$47
Game & Network Services	4,507	6,630	+47.1	66
Imaging Products & Solutions	6,907	6,130	-11.2	61
Home Entertainment & Sound	5,806	4,617	-20.5	46
Semiconductors	24,825	26,071	+5.0	258
Components	2,705	678	-74.9	7
Pictures	5,471	4,747	-13.2	47
Music	4,624	3,686	-20.3	36
Financial Services, including deferred insurance acquisition costs	24,044	17,988	-25.2	178
All Other	1,548	1,210	-21.8	12
Total	86,448	76,533	-11.5	758

Corporate	10,586	10,970	+3.6	108
Consolidated total	¥97,034	¥87,503	-9.8%	$866

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥4,033	¥225	¥4,258
Game & Network Services	–	–	–
Imaging Products & Solutions	16	–	16
Home Entertainment & Sound	5	–	5
Semiconductors	34	–	34
Components	－	–	–
Pictures	121	–	121
Music	258	–	258
Financial Services	–	–	–
All Other and Corporate	774	139	913
Consolidated total	¥5,241	¥364	¥5,605

	Three months ended September 30, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥(295)	¥121	¥(174)
Game & Network Services	(104)	–	(104)
Imaging Products & Solutions	10	–	10
Home Entertainment & Sound	1	–	1
Semiconductors	–	–	–
Components	32,833	–	32,833
Pictures	56	4	60
Music	708	–	708
Financial Services	–	–	–
All Other and Corporate	(758)	–	(758)
Consolidated total	¥32,451	¥125	¥32,576

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Three months ended September 30, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$(3)	$1	$(2)
Game & Network Services	(1)	–	(1)
Imaging Products & Solutions	–	–	–
Home Entertainment & Sound	–	–	–
Semiconductor	–	–	–
Components	325	–	325
Pictures	1	–	1
Music	7	–	7
Financial Services	–	–	–
All Other and Corporate	(8)	–	(8)
Consolidated total	$321	$1	$322

Other Items
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Depreciation and amortization	2015	2016	Change	2016

Mobile Communications	¥12,207	¥9,927	-18.7%	$98
Game & Network Services	9,147	12,159	+32.9	120
Imaging Products & Solutions	14,005	12,215	-12.8	121
Home Entertainment & Sound	11,387	9,770	-14.2	97
Semiconductors	46,775	51,377	+9.8	509
Components	5,450	1,558	-71.4	15
Pictures	10,723	9,681	-9.7	96
Music	8,805	7,373	-16.3	73
Financial Services, including deferred insurance acquisition costs	40,565	42,351	+4.4	419
All Other	2,992	2,635	-11.9	27
Total	162,056	159,046	-1.9	1,575

Corporate	21,999	22,014	+0.1	218
Consolidated total	¥184,055	¥181,060	-1.6%	$1,793

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥11,770	¥540	¥12,310
Game & Network Services	15	–	15
Imaging Products & Solutions	60	–	60
Home Entertainment & Sound	(52)	–	(52)
Semiconductors	4	–	4
Components	–	–	–
Pictures	170	–	170
Music	335	–	335
Financial Services	–	–	–
All Other and Corporate	2,352	542	2,894
Consolidated total	¥14,654	¥1,082	¥15,736

	Six months ended September 30, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥27	¥121	¥148
Game & Network Services	6	–	6
Imaging Products & Solutions	17	–	17
Home Entertainment & Sound	13	–	13
Semiconductors	3	–	3
Components	32,833	–	32,833
Pictures	891	4	895
Music	818	–	818
Financial Services	–	–	–
All Other and Corporate	(412)	–	(412)
Consolidated total	¥34,196	¥125	¥34,321

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Six months ended September 30, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$–	$1	$1
Game & Network Services	–	–	–
Imaging Products & Solutions	–	–	–
Home Entertainment & Sound	–	–	–
Semiconductor	–	–	–
Components	325	–	325
Pictures	9	–	9
Music	8	–	8
Financial Services	–	–	–
All Other and Corporate	(3)	–	(3)
Consolidated total	$339	$1	$340

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2015	2016	Change	2016
Japan	¥495,531	¥543,231	+9.6%	$5,379
United States	393,618	362,158	-8.0	3,586
Europe	435,179	343,478	-21.1	3,401
China	150,595	130,994	-13.0	1,297
Asia-Pacific	237,662	201,205	-15.3	1,992
Other Areas	180,155	107,882	-40.1	1,067
Total	¥1,892,740	¥1,688,948	-10.8%	$16,722

	Six months ended September 30
Sales and operating revenue (to external customers)	2015	2016	Change	2016
Japan	¥1,057,112	¥1,054,642	-0.2%	$10,442
United States	746,011	715,772	-4.1	7,087
Europe	802,884	688,995	-14.2	6,822
China	281,296	240,067	-14.7	2,377
Asia-Pacific	476,609	392,875	-17.6	3,890
Other Areas	336,887	209,796	-37.7	2,077
Total	¥3,700,799	¥3,302,147	-10.8%	$32,695

Geographic Information shows sales and operating revenue recognized by location of customers.
Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	September 30
	2016	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	¥233,701	¥195,537	$1,936
Marketable securities	943,195	921,998	9,129
Other	151,248	164,211	1,626
	1,328,144	1,281,746	12,691

Investments and advances	9,004,981	9,446,807	93,533
Property, plant and equipment	18,047	22,013	218
Other assets:
Deferred insurance acquisition costs	511,834	518,581	5,134
Other	52,523	53,202	526
	564,357	571,783	5,660
Total assets	¥10,915,529	¥11,322,349	$112,102

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥93,398	¥177,487	$1,757
Deposits from customers in the banking business	1,912,673	1,980,935	19,613
Other	203,161	211,138	2,090
	2,209,232	2,369,560	23,460

Long-term debt	34,567	35,523	352
Future insurance policy benefits and other	4,509,215	4,692,263	46,458
Policyholders’ account in the life insurance business	2,401,320	2,437,418	24,133
Other	374,359	372,720	3,690
Total liabilities	9,528,693	9,907,484	98,093

Equity:
Stockholders’ equity of Financial Services	1,385,515	1,415,199	14,012
Noncontrolling interests	1,321	(334)	(3)
Total equity	1,386,836	1,414,865	14,009
Total liabilities and equity	¥10,915,529	¥11,322,349	$112,102

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	September 30
	2016	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	¥749,911	¥329,644	$3,264
Marketable securities	3,202	3,306	32
Notes and accounts receivable, trade	847,788	935,992	9,267
Other	1,272,710	1,516,930	15,020
	2,873,611	2,785,872	27,583

Film costs	301,228	320,936	3,178
Investments and advances	309,184	281,416	2,786
Investments in Financial Services, at cost	111,476	126,493	1,252
Property, plant and equipment	801,485	737,618	7,304
Other assets	1,559,646	1,441,989	14,276
Total assets	¥5,956,630	¥5,694,324	$56,379

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥243,543	¥234,392	$2,321
Notes and accounts payable, trade	550,964	736,590	7,293
Other	1,832,039	1,576,612	15,610
	2,626,546	2,547,594	25,224

Long-term debt	525,507	623,127	6,170
Accrued pension and severance costs	433,302	412,599	4,085
Other	462,319	408,026	4,039
Total liabilities	4,047,674	3,991,346	39,518

Redeemable noncontrolling interest	7,478	7,452	74

Equity:
Stockholders’ equity of Sony without Financial Services	1,796,891	1,612,137	15,962
Noncontrolling interests	104,587	83,389	825
Total equity	1,901,478	1,695,526	16,787
Total liabilities and equity	¥5,956,630	¥5,694,324	$56,379

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	September 30
	2016	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	¥983,612	¥525,181	$5,200
Marketable securities	946,397	925,304	9,161
Notes and accounts receivable, trade	853,592	942,010	9,327
Other	1,413,126	1,671,107	16,546
	4,196,727	4,063,602	40,234

Film costs	301,228	320,936	3,178
Investments and advances	9,234,083	9,648,887	95,534
Property, plant and equipment	820,818	760,917	7,534
Other assets:
Deferred insurance acquisition costs	511,834	518,581	5,134
Other	1,608,700	1,491,448	14,766
	2,120,534	2,010,029	19,900
Total assets	¥16,673,390	¥16,804,371	$166,380

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥336,940	¥411,878	$4,078
Notes and accounts payable, trade	550,964	736,590	7,293
Deposits from customers in the banking business	1,912,673	1,980,935	19,613
Other	2,030,173	1,783,736	17,661
	4,830,750	4,913,139	48,645

Long-term debt	556,605	654,908	6,484
Accrued pension and severance costs	462,384	442,813	4,384
Future insurance policy benefits and other	4,509,215	4,692,263	46,458
Policyholders’ account in the life insurance business	2,401,320	2,437,418	24,133
Other	781,228	724,908	7,178
Total liabilities	13,541,502	13,865,449	137,282

Redeemable noncontrolling interest	7,478	7,452	74

Equity:
Sony Corporation’s stockholders’ equity	2,463,340	2,310,103	22,872
Noncontrolling interests	661,070	621,367	6,152
Total equity	3,124,410	2,931,470	29,024
Total liabilities and equity	¥16,673,390	¥16,804,371	$166,380

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Financial Services	2015	2016	Change	2016

Financial services revenue	¥210,732	¥260,510	+23.6%	$2,579
Financial services expenses	168,775	227,032	+34.5	2,248
Equity in net income (loss) of affiliated companies	(782)	85	–	1
Operating income	41,175	33,563	-18.5	332
Other income (expenses), net	–	–	–	–
Income before income taxes	41,175	33,563	-18.5	332
Income taxes and other	12,199	9,989	-18.1	99
Net income of Financial Services	¥28,976	¥23,574	-18.6%	$233

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sony without Financial Services	2015	2016	Change	2016

Net sales and operating revenue	¥1,685,275	¥1,432,037	-15.0%	$14,179
Costs and expenses	1,640,158	1,420,916	-13.4	14,068
Equity in net income of affiliated companies	1,725	1,063	-38.4	10
Operating income	46,842	12,184	-74.0	121
Other income (expenses), net	(15,824)	(5,227)	–	(52)
Income before income taxes	31,018	6,957	-77.6	69
Income taxes and other	14,829	16,604	+12.0	165
Net income (loss) of Sony without Financial Services	¥16,189	¥(9,647)	–%	$(96)

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Consolidated	2015	2016	Change	2016

Financial services revenue	¥209,035	¥258,703	+23.8%	$2,561
Net sales and operating revenue	1,683,705	1,430,245	-15.1	14,161
	1,892,740	1,688,948	-10.8	16,722
Costs and expenses	1,805,665	1,644,349	-8.9	16,280
Equity in net income of affiliated companies	943	1,148	+21.7	11
Operating income	88,018	45,747	-48.0	453
Other income (expenses), net	(15,824)	(5,227)	–	(52)
Income before income taxes	72,194	40,520	-43.9	401
Income taxes and other	38,641	35,678	-7.7	353
Net income attributable to Sony Corporation’s stockholders	¥33,553	¥4,842	-85.6%	$48

Condensed Statements of Income

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Financial Services	2015	2016	Change	2016

Financial services revenue	¥490,118	¥493,229	+0.6%	$4,883
Financial services expenses	402,511	410,476	+2.0	4,064
Equity in net loss of affiliated companies	(460)	(643)	–	(6)
Operating income	87,147	82,110	-5.8	813
Other income (expenses), net	–	–	–	–
Income before income taxes	87,147	82,110	-5.8	813
Income taxes and other	26,059	23,447	-10.0	232
Net income of Financial Services	¥61,088	¥58,663	-4.0%	$581

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sony without Financial Services	2015	2016	Change	2016

Net sales and operating revenue	¥3,216,252	¥2,815,318	-12.5%	$27,874
Costs and expenses	3,120,306	2,796,497	-10.4	27,688
Equity in net income of affiliated companies	1,826	1,008	-44.8	10
Operating income	97,772	19,829	-79.7	196
Other income (expenses), net	36,424	9,952	-72.7	99
Income before income taxes	134,196	29,781	-77.8	295
Income taxes and other	44,415	24,798	-44.2	246
Net income of Sony without Financial Services	¥89,781	¥4,983	-94.4%	$49

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Consolidated	2015	2016	Change	2016

Financial services revenue	¥486,724	¥489,612	+0.6%	$4,848
Net sales and operating revenue	3,214,075	2,812,535	-12.5	27,847
	3,700,799	3,302,147	-10.8	32,695
Costs and expenses	3,517,240	3,200,573	-9.0	31,690
Equity in net income of affiliated companies	1,366	365	-73.3	4
Operating income	184,925	101,939	-44.9	1,009
Other income (expenses), net	25,979	(4,403)	–	(43)
Income before income taxes	210,904	97,536	-53.8	966
Income taxes and other	94,910	71,528	-24.6	708
Net income attributable to Sony Corporation’s stockholders	¥115,994	¥26,008	-77.6%	$258

Condensed Statements of Cash Flows

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Financial Services	2015	2016	2016

Net cash provided by operating activities	¥247,888	¥253,559	$2,510
Net cash used in investing activities	(363,535)	(466,810)	(4,622)
Net cash provided by financing activities	166,017	175,087	1,734
Net increase (decrease) in cash and cash equivalents	50,370	(38,164)	(378)
Cash and cash equivalents at beginning of the fiscal year	207,527	233,701	2,314
Cash and cash equivalents at end of the period	¥257,897	¥195,537	$1,936

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sony without Financial Services	2015	2016	2016

Net cash used in operating activities	¥(211,895)	¥(158,741)	$(1,571)
Net cash used in investing activities	(93,536)	(200,082)	(1,981)
Net cash provided by (used in) financing activities	324,837	(5,909)	(59)
Effect of exchange rate changes on cash and cash equivalents	(9,069)	(55,535)	(550)
Net increase (decrease) in cash and cash equivalents	10,337	(420,267)	(4,161)
Cash and cash equivalents at beginning of the fiscal year	741,886	749,911	7,425
Cash and cash equivalents at end of the period	¥752,223	¥329,644	$3,264

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Consolidated	2015	2016	2016

Net cash provided by operating activities	¥25,541	¥81,483	$807
Net cash used in investing activities	(457,072)	(667,640)	(6,610)
Net cash provided by financing activities	501,307	183,261	1,814
Effect of exchange rate changes on cash and cash equivalents	(9,069)	(55,535)	(550)
Net increase (decrease) in cash and cash equivalents	60,707	(458,431)	(4,539)
Cash and cash equivalents at beginning of the fiscal year	949,413	983,612	9,739
Cash and cash equivalents at end of the period	¥1,010,120	¥525,181	$5,200

 (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥101 = U.S. $1, the approximate Tokyo foreign exchange market rate as of September 30, 2016.

2.	As of September 30, 2016, Sony had 1,301 consolidated subsidiaries (including variable interest entities) and 106 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended September 30
Net income attributable to Sony Corporation’s stockholders	2015	2016
— Basic	1,259,567	1,261,840
— Diluted	1,285,541	1,288,270

Weighted-average number of outstanding shares	(Thousands of shares)
	Six months ended September 30
Net income attributable to Sony Corporation’s stockholders	2015	2016
— Basic	1,214,268	1,261,681
— Diluted	1,228,680	1,287,818

The dilutive effect in the weighted-average number of outstanding shares for the three months and six months ended September 30, 2015 and 2016 primarily resulted from convertible bonds which were issued in July 2015.

4.	Recently adopted accounting pronouncements:

Amendments to the consolidation analysis
In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02 that changes how companies evaluate entities for consolidation.  The changes primarily relate to (i) the identification of variable interests related to fees paid to decision makers or service providers, (ii) how entities determine whether limited partnerships or similar entities are variable interest entities, (iii) how related parties and de facto agents are considered in the primary beneficiary determination, and (iv) the elimination of the presumption that a general partner controls a limited partnership.  This ASU is effective for Sony as of April 1, 2016.  The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

Customer’s accounting for fees paid in a cloud computing arrangement
In April 2015, the FASB issued ASU 2015-05 for fees paid in a cloud computing arrangement.  The ASU requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses.  A cloud computing arrangement without a software license element is to be accounted for as a service contract.  This ASU does not affect the accounting for service contracts by a customer.  This ASU is effective for Sony as of April 1, 2016.  The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2016.  As a result of this realignment, Sony has separated the Devices segment into a Semiconductors segment and a Components segment.  In addition, the operations of the automotive camera business, which were included in the IP&S segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, are now included in the Semiconductors segment.  Additionally, certain operations which were included in All Other are now included in the Music segment.  For further details of current segments and categories, see page F-6 and F-7.  In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

6.
Sony estimates the annual effective tax rate ("ETR") derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

7.
Certain reclassifications of the financial statements and accompanying footnotes for the three and six months ended September 30, 2015 have been made to conform to the presentation for the three and six months ended September 30, 2016.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2015	2016	2016
Additions to Long-lived Assets*	¥115,841	¥69,307	$686
(Property, plant and equipment)	(98,580)	(47,054)	(466)
(Intangible assets)	(17,261)	(22,253)	(220)
Depreciation and amortization expenses**	97,034	87,503	866
(Property, plant and equipment)	(44,455)	(41,993)	(416)
(Intangible assets)	(52,579)	(45,510)	(450)
Research and development expenses	114,269	106,157	1,051

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2015	2016	2016
Additions to Long-lived Assets*	¥209,602	¥135,328	$1,340
(Property, plant and equipment)	(176,065)	(96,440)	(955)
(Intangible assets)	(33,537)	(38,888)	(385)
Depreciation and amortization expenses**	184,055	181,060	1,793
(Property, plant and equipment)	(86,386)	(84,454)	(836)
(Intangible assets)	(97,669)	(96,606)	(957)
Research and development expenses	225,580	216,335	2,142

*	Excluding additions for tangible and intangible assets from business combinations.
**	Including amortization expenses for deferred insurance acquisition costs.

Subsequent events
On October 31, 2016, Sony Corporation and Murata Manufacturing Co., Ltd. signed a binding definitive agreement to transfer the Sony Group's battery business to the Murata Group ("Transfer").  Sony and Murata are aiming to complete the Transfer by early April 2017, subject to required regulatory approvals and other conditions.
The price of the Transfer is approximately 17,500 million yen. The transfer proceeds are subject to the finalization of certain post-closing conditions and adjustments.
Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation, recorded impairment losses of 32,833 million yen in other operating expense, net in the consolidated statements of income for both the three and six months ended September 30, 2016.